
March 25, 2010

Via Facsimile (202) 654-4952 and U.S. Mail

Dennis O. Garris, Esq.
Alston & Bird LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004

> **RE: Authentec, Inc.**
> **Soliciting Materials Filed Pursuant to Rule 14a-12**
> **Filed March 23, 2010**
> **File No. 001-33552**

Dear Mr. Garris:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials Filed Pursuant to Rule 14a-12

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. *For example*, please provide support for the following:

- Your assertion that the takeover of Authentec by UPEK is potentially "inadequate."

- Your belief that UPEK has "lost market share and are experiencing significant financial losses."

- Your belief that the UPEK proposal is ". . . merely a desperate attempt to save their failing business by using your Authentec cash and assets."

- Your assertion that UPEK's soliciting materials included ". . .numerous misleading statements . . ." and ". . . material omissions intentionally excluded…"

2.   Note that you must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. In this respect, we note the following statements:

- that ". . . it has been nearly three months since the close of UPEK's fiscal year, which brings into question why UPEK has *deliberately withheld* its financial information." (emphasis added) Please provide support for this statement or confirm that you will refrain from making similar statements in future soliciting materials. We note the substance of this statement is repeated elsewhere in your soliciting material.

- That UPEK is attempting to "mislead Authentec's shareholders."

Closing Information

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions